

December 27, 2012

Via Email
Mr. Bruce E. Kiddoo
Maxim Integrated Products, Inc.
160 Rio Robles
San Jose, California 95134

> **Re: Maxim Integrated Products, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2012**
> **Filed August 17, 2012**
> **Form 10-Q for the Quarter Ended September 29, 2012**
> **Filed October 26, 2012**
> **File No. 001-34192**

Dear Mr. Kiddoo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

-Financial Condition, Liquidity and Capital Resources, page 28

1.   In addition to reciting the numerical changes in your statement of cash flows, please also tell us, and revise future filings to describe, the nature of and reasons underlying those changes. For example, you refer here to an increase in net capital expenditures, but it is unclear whether you added production capacity or replaced capacity. Further, please tell

us and, to the extent material, revise future filings to describe how these changes relate to changes in your results of operations or otherwise relate to a known trend. We note, for example, the decreased revenue in 2012 despite increased capital expenditures and level of acquisitions.

Item 11. Executive Compensation, page 35

2.   It appears the disclosure you provided pursuant to Regulation S-K Item 402(b) does not discuss whether and, if so, how you considered the results of the most recent shareholder advisory vote on executive compensation and, if so, how that consideration has affected your executive compensation decisions and policies. See Item 402(b)(1)(vii) of Regulation S-K. Please amend accordingly.

3.   We note your disclosure on page 38 of your definitive proxy statement regarding how your cash incentive plan functions, including adjustments to the bonus pool amount. Please tell us, and revise future filings to clarify, why only a three-month period is used in determining relative stock price performance. Additionally, we note from management's fourth quarter earnings call that you repurchased $56 million in shares during that period. Please tell us, and revise future applicable filings to clarify, to describe the nature of the program, the amount repurchased, and, if possible, whether you believe, the amounts repurchased impacted your performance relative to your peers. Please quantify the impact, if possible.

4.   We note the factors you cite on page 37 of your definitive proxy statement in determining the each compensation component and total compensation. Please tell us, and revise future filings to clarify, how those factors actually relate to the compensation you pay. For example, please tell us, and revise future filings to clarify, how those factors relate to the equity compensation you awarded, including the relative weight assigned to factor(s) in determining the amount and nature of the equity awarded.

Signatures, page 75

5.   Please refer to your response letters dated November 30, 2010 and January 5, 2011 regarding the signatures of your principal financial officer and principal accounting officer. Please confirm that, as you stated in those responses, those persons will sign in their individual capacities in future filings. Currently, it appears they have only signed on behalf of the registrant, not below the second paragraph of text on page 76.

Notes to Consolidated Financial Statements, page 41

Note 12. Segment Information, page 62

6.   We note that you have identified three operating segments that you aggregate into one reportable segment. We further note your disclosures whereby you describe how you

believe you meet the criteria to aggregate your three operating segments into one reportable segment. Please tell us more about the three operating segments that you have identified. Describe to us any differences that may exist between these operating segments. Finally, please explain to us in greater detail what is meant by the statement that the operating segments "have a similar long term business model." Describe to us in greater detail how the long term business models factor into your analysis of whether the operating segments have similar economic characteristics.

7.   We note your disclosure on page 25 regarding your business product lines and that you discuss revenues in terms of four markets: communication products, computing products, industrial products, and consumer products. Please explain to us how you have considered the disclosure requirements of FASB ASC 280-10-50-40.

Form 10-Q for the Quarter Ended September 29, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

-Results of Operations, page 23

8.   We note your disclosures here regarding the decline in revenues during this quarterly period. Please revise future filings to provide a more detailed analysis of the changes. In this regard, you attribute changes in your revenues to decreased net shipments "due to reduced demand for [y]our products in the communications, computing and industrial markets." Revise future filings to explain to investors why demand is decreasing in those markets. As one example only, we note that management also indicated during its first quarter earnings call that your computing business "was down due to our notebook and peripheral business." Please tell us, and revise future filings to describe, why demand decreased in those aspects of your business. Discuss whether the declining demand represents a trend that should be separately discussed under Item 303 of Regulation S-K and quantify the impact of any changes in price, volume or the introduction of new products on the results you disclose. Please note this comment also applies to your discussion of other items within the results of operations. For example, you say "gross margin decreased primarily due to underutilization of factory capacity," but the reasons for such underutilization are unclear from your disclosure. However, we note from management's earnings call that the decreased utilization resulted from a process technology transition, which was also anticipated to impact gross margin during the second quarter.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have any questions regarding comments on the financial statements and related matters. Please contact Louis Rambo, Staff Attorney, at (202) 551- 3289, or Geoff Kruczek, Reviewing Attorney, at (202) 551- 3641 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief